EXHIBIT E

TABLE OF PURCHASES AND SALES
OF COGNICASE INC.

PURCHASES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
July 11 12 17 23 31	132,500 75,000 23,100 27,400 40,000	3.34 3.37 3.41 3.14 3.17
August 07	150,000	2.77
October 04 07 08 09	3,000 89,600 5,000 213,800	2.17 2.17 2.17 2.06

SALES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
July 23	4,800	3.10
September 04 05	12,300 2,900	2.62 2.57

Purchases and Sales effected in Canada